FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  August 2014

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

ASTRAZENECA ADVANCES TRALOKINUMAB
TO PHASE III IN SEVERE ASTHMA

AstraZeneca today announced the start of the Phase III programme for tralokinumab, a potential treatment for patients with severe, inadequately controlled asthma, developed by MedImmune, the company's global biologics research and development arm.

The Phase III programme will evaluate the safety and effectiveness of tralokinumab in reducing the rate of asthma exacerbations (AER) in adults and adolescents with severe, inadequately controlled asthma despite receiving inhaled corticosteroids plus long-acting β2-agonist. The programme will also assess the effect of tralokinumab on lung function, patient-reported asthma symptoms and quality of life, as well as investigate whether potential clinical biomarkers could identify patients who are more likely to respond to tralokinumab.

Tralokinumab is an investigational human monoclonal antibody which potently and selectively neutralises interleukin-13 (IL-13). IL-13 is a key cytokine that is believed to contribute to the onset of severe and frequent asthma attacks, impaired lung function and other debilitating asthma symptoms by driving inflammation, airway hyper-responsiveness and excessive mucus production.

"We are pleased to begin the tralokinumab Phase III programme in severe asthma, further strengthening the breadth of our portfolio in respiratory disease, one of AstraZeneca's core therapy areas," said Bill Mezzanotte, Vice President and Head of Inflammation, Neuroscience and Respiratory in AstraZeneca's Global Medicines Development unit. "Patients with severe asthma currently have limited treatment options and need more effective therapies to control their disease. The development of tralokinumab underscores our commitment to a personalised treatment approach for these patients, to improve their lives. Severe asthma is highly heterogeneous; we are working to better understand patient subtypes, identify potential biomarkers, and tailor therapies to cellular and molecular phenotypes to achieve the best clinical outcomes."

Initiation of the Phase III programme is based on results from a Phase IIb study conducted by MedImmune. Results from that study were presented at the 2014 American Thoracic Society (ATS) International Conference in San Diego, California in May.

The efficacy and safety of tralokinumab is also being investigated in an ongoing Phase II study in patients with mild-to-moderate idiopathic pulmonary fibrosis (IPF) over a 72-week treatment period.

About tralokinumab
Tralokinumab is a human IgG4 monoclonal antibody that targets IL-13, a key cytokine that is believed to play a key role in the pathogenesis of asthma through the promotion of inflammation, airway hyper-responsiveness, mucus hyper-secretion, airway remodeling via fibrosis, increased IgE synthesis and mast cell activation.

About MedImmune
MedImmune is the global biologics research and development arm of AstraZeneca, a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of small molecule and biologic prescription medicines. MedImmune is pioneering innovative research and exploring novel pathways across key therapeutic areas, including respiratory, inflammation and autoimmunity; cardiovascular and metabolic disease; oncology; neuroscience; and infection and vaccines. The MedImmune headquarters is located in Gaithersburg, Md., one of AstraZeneca's three global R&D centers. For more information, please visit www.medimmune.com.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com.

CONTACTS

Media Enquiries
Esra Erkal-Paler                           +44 20 7604 8030 (UK/Global)
Vanessa Rhodes                         +44 20 7604 8037 (UK/Global)
Ayesha Bharmal                         +44 20 7604 8034 (UK/Global)
Susannah Budington                 +1 301 398 6717 (US)
Jacob Lund                                  +46 8 553 260 20 (Sweden)

Investor Enquiries
Karl Hård                                     +44 20 7604 8123 mob: +44 7789 654364
Jens Lindberg                             +44 20 7604 8414    mob: +44 7557 319729
Anthony Brown                         +44 20 7604 8067    mob: +44 7585 404943
Eugenia Litz                                +44 20 7604 8233    mob: +44 7884 735627

14 August 2014

-ENDS-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 14 August 2014	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary